UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2011

Commission File Number: 1-32575

Royal Dutch Shell plc ———————————————————————————————————
(Translation of registrant’s name into English)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Date: 1st December, 2011
Shell sells stakes in Nigerian oil leases
On November 30, the Shell Petroleum Development Company of Nigeria Limited
(SPDC), a subsidiary of Royal Dutch Shell plc (Shell), completed the assignment of its 30% interest in two oil mining leases and related facilities in the Niger
Delta.  Total cash proceeds for SPDC amount to some US$488 million.
These divestments are part of Shell’s strategy of refocusing its onshore interests in Nigeria and in line with the Federal Government of Nigeria’s aim of developing Nigerian companies in the country’s upstream oil and gas business.
“As we refocus our portfolio we are strengthening our position for the future,”
said Peter Voser, Chief Executive Officer of Royal Dutch Shell plc. “The
improvement in the security situation in the Niger Delta coupled with continued
progress on key projects provides the foundation for further investment and growth.”
Shell has been in Nigeria for more than 50 years and remains committed to keeping a long-term presence there – both onshore and offshore.  Through SPDC and its other Nigerian companies, it responsibly produces the oil and gas needed to fuel the economic and industrial growth that generates wealth for the nation and jobs for Nigerians.
Oil Mining Lease 26 was assigned to the Nigerian company FHN26 Limited, an affiliate of Afren plc, for an amount of some US$98 million (SPDC share). Oil
Mining Lease 26 covers an area of some 480 square kilometres and is currently producing around 6,000 barrels of oil per day (100%) from two fields.
Oil Mining Lease 42 was assigned to Neconde Energy Limited, a majority
Nigerian-owned consortium consisting of Nestoil Group, Aries E&P Company
Limited, VP Global, Kulczyk Investments and Kulczyk Oil Ventures, for an amount of some US$390 million (SPDC share). OML 42 covers an area of some 814 square kilometres and  includes the Batan, Egwa, Odidi, Jones Creek fields and related facilities. Operations had been shut down because of militant activity, but production from the Batan field resumed earlier this year and is currently producing circa 15,000 barrels of oil per day (100%).
Total E&P Nigeria Limited (10%) and Nigerian Agip Oil Company Limited (5%) have also assigned their interests in both leases, ultimately giving the buyers a 45%
interest.
All approvals have been received from the relevant authorities of the Federal
Government of Nigeria and the Nigerian National Petroleum Corporation.
Notes for editors
SPDC is the operator of a joint venture between the Nigerian National Petroleum
Corporation (55%), Shell (30%), Total E&P Nigeria Limited (10%) and Nigerian
Agip Oil Company Limited (5%).
Enquiries
Shell Media Relations
International, UK, European Press: +44 207 934 5550

Shell Investor Relations
Europe - Tjerk Huysinga: + 31 70 377 3996
United States - Ken Lawrence: +1 713 241 2069
Cautionary note
The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate entities. In this release “Shell”, “Shell group” and
“Royal Dutch Shell” are sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general. Likewise, the words
“we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies. ‘‘Subsidiaries’’,
“Shell subsidiaries” and “Shell companies” as used in this release refer to companies in which Royal Dutch Shell either directly or indirectly has control, by having either a majority of the voting rights or the right to exercise a controlling influence. The companies in which Shell has significant influence but not control are referred to as “associated companies” or “associates” and companies in which Shell has joint control are referred to as “jointly controlled entities”. In this release, associates and jointly controlled entities are also referred to as “equity-accounted investments”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect (for example, through our 24% shareholding in Woodside Petroleum Ltd.) ownership interest held by Shell in a venture, partnership or company, after exclusion of all third-party interest.
This release contains forward-looking statements concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as
‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘estimate’’, ‘‘expect’’, ‘‘intend’’,
‘‘may’’, ‘‘plan’’, ‘‘objectives’’, ‘‘outlook’’, ‘‘probably’’, ‘‘project’’,
‘‘will’’, ‘‘seek’’, ‘‘target’’, ‘‘risks’’, ‘‘goals’’, ‘‘should’’ and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this release, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for the Shell’s products; (c)
currency fluctuations; (d) drilling and production results; (e) reserve estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including potential litigation and regulatory measures as a result of climate changes; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions. All forward-looking statements contained in this release are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional factors that may affect future results are contained in Royal Dutch Shell’s 20-F for the year ended 31 December, 2010
(available at www.shell.com/investor and www.sec.gov - opens in new window).
These factors also should be considered by the reader. Each forward-looking statement speaks only as of the date of this release, 1 December 2011. Neither
Royal Dutch Shell nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this release. There can be no assurance that dividend payments will match or exceed those set out in this release in the future, or that they will be made at all.
The United States Securities and Exchange Commission (SEC) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions.  We use certain terms in this release, such as resources and oil in place, that SEC's guidelines strictly prohibit us from including in filings with the SEC.  U.S. Investors are urged to consider closely the disclosure in our
Form 20-F, File No 1-32575, available on the SEC website www.sec.gov - opens in new window. You can also obtain these forms from the SEC by calling
1-800-SEC-0330.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

Date: 6 December 2011	By:	/s/ M.C.M. Brandjes
	Name:	M.C.M. Brandjes
	Title:	Company Secretary